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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                     QWEST COMMUNICATIONS INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74912110
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            Cannon Y. Harvey          with copies to: Robert M. Swysgood, Esq.
            Anschutz Company                       Anschutz Company
  555 Seventeenth Street, Suite 2400   555 Seventeenth Street, Suite 2400
           Denver, CO 80202                        Denver, CO 80202
             (303) 298-1000                        (303) 298-1000

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  May 23, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                SEC 1746 (03-00)

CUSIP Number:  74912110

--------------------------------------------------------------------------------
1.    Names of Reporting Persons

      I.R.S. Identification Nos. of Above Persons (entities only)
      Philip F. Anschutz
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a)  /x/
                                                                        (b)  / /
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      Not applicable
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                             / /
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      United States of America
--------------------------------------------------------------------------------
Number of                   7.      Sole Voting Power
Shares                                                                         4
Beneficially                ----------------------------------------------------
Owned                       8.      Shared Voting Power
by                                                                   301,200,000
Each                        ----------------------------------------------------
Reporting                   9.      Sole Dispositive Power
Person With                                                                    4
                            ----------------------------------------------------
                            10.     Shared Dispositive Power
                                                                     301,200,000
                            ----------------------------------------------------
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

       301,200,004
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions)                             / /
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
       39%
--------------------------------------------------------------------------------
14.   Type of Reporting Person  (See Instructions)
       IN
--------------------------------------------------------------------------------

CUSIP Number:  74912110

--------------------------------------------------------------------------------
1.    Names of Reporting Persons

      I.R.S. Identification Nos. of Above Persons (entities only)
      Anschutz Company
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a)  /x/
                                                                        (b)  / /
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      Not applicable.
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                             / /
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
Number of                   7.      Sole Voting Power
Shares                                                                         0
Beneficially                ----------------------------------------------------
Owned                       8.      Shared Voting Power
by                                                                   301,200,000
Each                        ----------------------------------------------------
Reporting                   9.      Sole Dispositive Power
Person With                                                                    0
                            ----------------------------------------------------
                            10.     Shared Dispositive Power
                                                                     301,200,000
                            ----------------------------------------------------
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

       301,200,000
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions)                             / /
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
       39%
--------------------------------------------------------------------------------
14.   Type of Reporting Person  (See Instructions)
       CO
--------------------------------------------------------------------------------

CUSIP Number:   74912110

--------------------------------------------------------------------------------
1.    Names of Reporting Persons

      I.R.S. Identification Nos. of Above Persons (entities only)
      Anschutz Family Investment Company LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a)  /x/
                                                                        (b)  / /
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      WC
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                             / /
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Colorado
--------------------------------------------------------------------------------
Number of                   7.      Sole Voting Power
Shares                                                                         0
Beneficially                ----------------------------------------------------
Owned                       8.      Shared Voting Power
by                                                                    17,200,000
Each                        ----------------------------------------------------
Reporting                   9.      Sole Dispositive Power
Person With                                                                    0
                            ----------------------------------------------------
                            10.     Shared Dispositive Power
                                                                      17,200,000
                            ----------------------------------------------------
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

       17,200,000
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions)                             / /
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
       2.2%
--------------------------------------------------------------------------------
14.   Type of Reporting Person  (See Instructions)
       OO
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

This Schedule 13D is filed regarding the common stock, $0.01 par value (the "Common Stock"), of Qwest Communications International Inc. ("Qwest"). The address of the principal executive offices of the issuer of the Common Stock is 555 Seventeenth Street, Suite 1000, Denver, Colorado, 80202.

ITEM 2.     IDENTITY AND BACKGROUND

This statement is filed on behalf of Philip F. Anschutz ("Anschutz"), Anschutz Company, a Delaware corporation ("AC"), and Anschutz Family Investment Company LLC, a Colorado limited liability company ("AFIC" and, collectively, the "Reporting Persons"). The Reporting Persons affirm membership in a group under
Section 13 of the Act, comprised of themselves. Anschutz and AC previously filed a Schedule 13G, and amendments thereto, pursuant to Rule 13d-1(d) under the Act. The Reporting Persons are filing this Schedule 13D solely as a result of the addition of AFIC to the Section 13 group and the acquisition by AFIC of Common Stock, as disclosed herein.


Anschutz owns 100% of the outstanding common stock of AC. AC is the Manager and one-percent equity owner of AFIC. AC may be deemed to indirectly beneficially own the Common Stock directly owned by AFIC. Anschutz may be deemed to indirectly beneficially own the Common Stock directly owned by AC and AFIC. The group comprised of the Reporting Person may be deemed to beneficially own the Common Stock owned by Anschutz, AC and AFIC.

During the past five years, none of Anschutz, AC or AFIC, or any executive officer or director of AC or any manager of AFIC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

AC and its affiliated companies are principally engaged in investments in natural resources, railroads, real estate, telecommunications, technology, entertainment, professional sports, and other businesses. AFIC is principally engaged in making minority investments in various businesses.

The (1) name, (2) principal office, business or residence address, and (3) position and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of AC, Anschutz, AFIC, each executive officer and director of AC, and the manager of AFIC (such executive officers and directors and manager, collectively, the "Control Persons"), as applicable, are set forth below. Each individual listed below is a citizen of the United States of America.

Filing Persons, Executive
Officers and Directors of    Position and Present Principal Occupation or    Principal Office, Business or
AC and Manager of AFIC       Employment                                      Residence Address
---------------------------- ----------------------------------------------- --------------------------------
AFIC                         Not applicable                                  555 Seventeenth Street
                                                                             Suite 2400
                                                                             Denver, CO 80202

AC                           AFIC: Manager                                   555 Seventeenth Street
                                                                             Suite 2400
                                                                             Denver, CO 80202

Anschutz                     AC: Chairman, Chief Executive Officer and       555 Seventeenth Street
                             Director                                        Suite 2400
                             AFIC: Chairman and Chief Executive Officer;     Denver, CO 80202
                             Officer and Director of AC

Harvey, Cannon Y.            AC: President, Chief Operating Officer and      555 Seventeenth Street
                             Director                                        Suite 2400
                             AFIC: President and Chief Operating Officer;    Denver, CO 80202
                             Officer and Director of AC

Polson, Douglas L.           AC: Vice President, Assistant Secretary and     555 Seventeenth Street
                             Director                                        Suite 2400
                             AFIC: Officer and Director of AC                Denver, CO 80202


Slater, Craig D.             AC: Executive Vice President and Director       555 Seventeenth Street
                             AFIC: Executive Vice President;                 Suite 2400
                             Officer and Director of AC;                     Denver, CO 80202


Williams, Miles A.           AC: Executive Vice President and Director       555 Seventeenth Street
                             AFIC: Officer and Director of AC                Suite 2400
                                                                             Denver, CO 80202


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described more fully in Item 4 below, on May 23, 2000, AFIC exercised a Warrant, as defined below, to purchase the Warrant Shares, as defined below. AFIC paid to Qwest $2,300,000.00 to purchase the Warrant in 1997 and $120,400,000.00 to purchase the Warrant Shares. The funds for the purchase of the Warrant and the Warrant Shares were provided by working capital of AFIC.

ITEM 4.     PURPOSE OF TRANSACTION

REPORTING PERSONS

The transaction that requires the filing of this Schedule 13D involved the exercise on May 23, 2000 of a warrant (the "Warrant") acquired by AFIC from Qwest in May 1997, prior to the initial public offering of the Common Stock. The Warrant granted to AFIC the right to acquire 17,200,000 shares of Common Stock ("Warrant Shares") at an exercise price of $7.00 per share. The purchase price for the Warrant was $2,300,000.00, or $0.1337 per share (as adjusted for two 2:1 stock splits since the time the Warrant was issued). The Warrant Shares constitute approximately 2.2% of the Common Stock outstanding on May 23, 2000. The percentage of the Common Stock outstanding on that date owned in the aggregate by the Reporting Persons is approximately 39%.

The purpose of the acquisition of the Warrant Shares was to exercise the Warrant prior to its expiration.

The Reporting Persons do not have a present intention to sell the Common Stock owned by them or to purchase additional shares of Common Stock, other than as disclosed in Item 6 below. However, the Reporting Persons may decide to sell all or a portion of the Common Stock owned by them, or to purchase additional shares of Common Stock in the future. The amount, timing and conditions of any such purchase or sale will depend upon the continuing assessment by the Reporting Persons of all relevant factors, including other business and investment opportunities available to the Reporting Persons, including opportunities to diversify their holdings, economic conditions generally and in the telecommunications business specifically, stock market conditions, the availability and nature of opportunities to dispose of or acquire Common Stock, and other plans and requirements of the Reporting Persons. Depending upon their assessment of these factors, and other factors that may arise in the future, the Reporting Persons may change their present intentions as stated above.

None of the Reporting Persons currently have any plans or proposals that relate to or would involve any of the other matters described in Items 4(a) through (j) of Schedule 13D. Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Reporting Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Persons may entertain discussions with, and proposals to, Qwest, to other shareholders of Qwest or to third parties.

CONTROL PERSONS

To the best of the Reporting Persons' knowledge and belief, the Reporting Persons state the following regarding the plans or proposals of the Control
Persons: The Control Persons do not have a present intention to sell the Common Stock owned by them or to purchase additional shares of Common Stock other than occasional purchases and sales of insignificant amounts and other than as disclosed in Item 6 below. However, the Control Persons may decide to sell all or a portion of the Common Stock owned by them, or to purchase additional shares of Common Stock in the future. The amount, timing and conditions of any such purchase or sale will depend upon the continuing assessment by the Control Persons of all relevant factors, including other business and investment opportunities available to the Control Persons, including opportunities to diversify their holdings, economic conditions generally and in the telecommunications business specifically, stock market conditions, the availability and nature of opportunities to dispose of or acquire Common Stock, and other plans and requirements of the Control Persons. Depending upon their assessment of these factors, and other factors that may arise in the future, the Control Persons may change their present intentions as stated above.

None of the Control Persons currently have any plans or proposals that relate to or would involve any of the other matters described in Items 4(a) through (j) of
Schedule 13D. Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Control Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Control Persons may entertain discussions with, and proposals to, Qwest, to other shareholders of Qwest or to third parties.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

REPORTING PERSONS

Anschutz is the direct beneficial owner of 4 shares of Common Stock. AC is the direct beneficial owner of 284,000,000 shares of Common Stock. AFIC is the direct beneficial owner of 17,200,000 shares of Common Stock. AC may be deemed to be the indirect beneficial owner of the shares of Common Stock directly owned by AFIC. Anschutz may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by AC and AFIC.

As more fully stated in Item 4 above, on May 23, 2000, AFIC exercised a Warrant, acquired by AFIC in May 1997 from Qwest, to acquire 17,200,000 shares of Common Stock at an exercise price of $7.00 per share.

ANSCHUTZ:

(a)   Amount beneficially owned:                                                301,200,004 (2)
(b)   Percent of class:                                                         Approximately 39% (2) (3)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         4
      (ii)    Shared power to vote or to direct the vote:                       301,200,000 (2)
      (iii)   Sole power to dispose or to direct the disposition of:            4
      (iv)    Shared power to dispose or to direct the disposition of:          301,200,000 (2)

AC:

(a)   Amount beneficially owned:                                                301,200,000 (4)
(b)   Percent of class:                                                         Approximately 39% (3) (4)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         0
      (ii)    Shared power to vote or to direct the vote:                       301,200,000 (4)
      (iii)   Sole power to dispose or to direct the disposition of:            0
      (iv)    Shared power to dispose or to direct the disposition of:          301,200,000 (4)

AFIC:

(a)   Amount beneficially owned:                                                17,200,000
(b)   Percent of class:                                                         Approximately 2.2% (3)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         0
      (ii)    Shared power to vote or to direct the vote:                       17,200,000
      (iii)   Sole power to dispose or to direct the disposition of:            0
      (iv)    Shared power to dispose or to direct the disposition of:          17,200,000


---------------------------------
(2) This number includes 284,000,000 shares directly owned by AC; Anschutz is the owner of 100% of the capital stock of AC. This number also includes 17,200,000 shares directly owned AFIC; AC is the Manager and one- percent equity owner of AFIC.
(3) Based on 771,780,441 shares of Common Stock issued and outstanding as of May 23, 2000.
(4) This number includes 17,200,000 shares directly owned AFIC; AC is the Manager and one-percent equity owner of AFIC.

CONTROL PERSONS

Cannon Y. Harvey directly owns 85,000 shares of Common Stock. Douglas L. Polson directly owns 130,916 shares of Common Stock and indirectly owns 60 shares of Common Stock which are directly owned by his children. Craig D. Slater directly
owns 259,000 shares of Common Stock.   Miles A. Williams directly owns 6,000
shares of Common Stock.


CANNON Y. HARVEY

(a)   Amount beneficially owned:                                                85,000
(b)   Percent of class:                                                         Approximately .01% (3)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         85,000
      (ii)    Shared power to vote or to direct the vote:                       0
      (iii)   Sole power to dispose or to direct the disposition of:            85,000
      (iv)    Shared power to dispose or to direct the disposition of:          0

DOUGLAS L. POLSON

(a)   Amount beneficially owned:                                                130,976
(b)   Percent of class:                                                         Approximately .02% (3)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         130,916
      (ii)    Shared power to vote or to direct the vote:                       60
      (iii)   Sole power to dispose or to direct the disposition of:            130,916
      (iv)    Shared power to dispose or to direct the disposition of:          60

CRAIG D. SLATER

(a)   Amount beneficially owned:                                                259,000
(b)   Percent of class:                                                         Approximately .03% (3)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         259,000
      (ii)    Shared power to vote or to direct the vote:                       0
      (iii)   Sole power to dispose or to direct the disposition of:            259,000
      (iv)    Shared power to dispose or to direct the disposition of:          0

MILES A. WILLIAMS

(a)   Amount beneficially owned:                                                6,000
(b)   Percent of class:                                                         Approximately [ ]% (3)
(c)   Number of shares as to which the person has:
      (i)     Sole power to vote or to direct the vote:                         6,000
      (ii)    Shared power to vote or to direct the vote:                           0
      (iii)   Sole power to dispose or to direct the disposition of:            6,000
      (iv)    Shared power to dispose or to direct the disposition of:              0

On April 25, 2000, and April 26, 2000, Cannon Y. Harvey sold on the open market 10,000 shares of Common Stock at $43.8125 per share and 5,000 shares of Common Stock at $43.9376 per share, respectively. On each of those same dates, Craig D. Slater sold on the open market 10,000 shares of Common Stock at $43.8125 per share and $44.375 per share, respectively. On April 5, 2000, Miles A. Williams sold on the open market 1,300 shares of Common Stock at $44.56 per share and on April 17, 2000, he purchased on the open market 800 shares of Common Stock at $40.19 per share.

---------------------------------
(3) Based on 771,780,441 shares of Common Stock issued and outstanding as of May 23, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

REPORTING PERSONS

In January 2000, AC made an irrevocable pledge to contribute shares of Common Stock to The Anschutz Foundation (the "Foundation") on the following dates and in the following amounts: 2,800,000 shares on January 15, 2001, 2,800,000 shares on January 15, 2002, 2,800,000 shares on January 15, 2003, 2,800,000 shares on
January 15, 2004, and 2,800,000 shares on January 15, 2005. AC reserved the right to make any of the contributions prior to the specified date. The Foundation agreed to accept the gift of the shares of Common Stock.

In April 1999, Qwest entered into a registration rights agreement with AC and AFIC covering all of the approximately 320,000,000 shares then owned by AC and the Warrant Shares. The agreement provides for eight demand registrations and unlimited piggyback registrations. Demand registrations must cover at least 5,000,000 shares.

In 1998, AC sold 19,208,000 shares of Common Stock to an unrelated trust created to hold the shares for various private investors. AC has an option to repurchase these shares in November of 2003 at the then market price, provided that such purchase would not cause AC to own more than 50% of Qwest. As part of that sale, AC received a financial instrument pursuant to which it may receive up to 3,463,204 shares of Common Stock from the trust in November of 2003, depending on the closing price of the Common Stock at that time. If such closing price is equal to or greater than $25.4675, AC will receive the full 3,463,204 shares. If such price is $20.875 or less, AC will not receive any shares. If such price is greater than $20.875 but less than $25.4675, AC will receive the number of shares computed by multiplying 19,208,000 shares by the fraction equal to one minus the ratio of $20.875 divided by the closing price of the Common Stock.

CONTROL PERSONS

In January 1998, Cannon Y. Harvey received a grant from Qwest of stock options covering a total of 400,000 shares of Common Stock with an exercise price of $15.00 per share and vesting at the rate of 20% per year, beginning on December 1, 1998. Vesting of the stock options may be accelerated in certain circumstances.

In June 1997 and in January 1998, Craig D. Slater received grants from Qwest of stock options covering a total of 1,300,000 shares of Common Stock with 500,000 options having an exercise price of $5.50 per share and vesting at the rate of 20% per year beginning on October 1, 1997, and 800,000 options having an exercise price of $15.00 per share and vesting at the rate of 20% per year beginning on December 1, 1998. Vesting of the stock options may be accelerated in certain circumstances.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.    Statement of Reporting Persons Pursuant to Rule 13d-1(k)(1)(iii).

Exhibit B.    Power of Attorney executed by Anschutz appointing Robert M.
              Swysgood as attorney-in-fact.

Exhibit C.    Identification of Group Members.

Exhibit D.    Trust Agreement dated December 11, 1998, by and among TrENDS
              Holdings I L.L.C., Bankers Trust (Delaware), and Bankers Trust
              Company.

Exhibit E.    First Amendment to Trust Agreement dated March 17, 1999.

Exhibit F.    Letter dated January 14, 2000, from AC to The Anschutz Foundation donating and pledging to donate shares of Common Stock to the Foundation.

Exhibit G.*   Registration Rights Agreement dated April 18, 1999, by and among
              Qwest, AC and AFIC. *Incorporated by reference to Exhibit 10.3 to
              Qwest's current report on Form 8-K/A filed April 28, 1999.

Exhibit H.    Qwest Equity Incentive Plan Non-Qualified Stock Option Agreement
              dated January 1, 1998, by and among Qwest and Cannon Y. Harvey.

Exhibit I. Qwest Equity Incentive Plan Non-Qualified Stock Option Agreement dated June 14, 1997, by and among Qwest and Craig D. Slater.

Exhibit J.    Qwest Equity Incentive Plan Non-Qualified Stock Option Agreement
              dated January 1, 1998, by and among Qwest and Craig D. Slater.

                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHILIP F. ANSCHUTZ

By:   /s/ ROBERT M. SWYSGOOD                June 2, 2000
      ------------------------------        ------------
      Robert M. Swysgood (1)                Date
      Attorney-in-fact

ANSCHUTZ COMPANY

By:   Philip F. Anschutz
      Chairman and Chief Executive Officer

      By:     /s/ ROBERT M. SWYSGOOD                 June 2, 2000
              ------------------------------         ------------
              Robert M. Swysgood (1)                 Date
              Attorney-in-fact

ANSCHUTZ FAMILY INVESTMENT COMPANY LLC

      By:  Anschutz Company
           Manager

              By:      Philip F. Anschutz
                       Chairman and Chief Executive Officer

                       By:      /s/ ROBERT M. SWYSGOOD             June 2, 2000
                                --------------------------         ------------
                                Robert M. Swysgood (1)             Date
                                Attorney-in-fact



(1) Philip F. Anschutz executed a power of attorney that authorizes Robert M. Swysgood to sign this Schedule 13D on his behalf as an individual and on his behalf as an officer and director of Anschutz Company. A copy of the power of attorney is attached hereto as Exhibit B.